8/12

08004380

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Nintendo

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
AUG 20 2008
THOMSON REUTERS

**NEW ADDRESS

FILE NO. 82- 02544 FISCAL YEAR 3-31-08

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dly

DAT : 8/18/08

Nintendo®



3-31-08
AR/S









CONSOLIDATED FINANCIAL HIGHLIGHTS

July 30, 2008

Nintendo Co., Ltd.
11-1 Kamitoba Hokotate-cho,
Minami-ku, Kyoto 601-8501
Japan

Consolidated Results for the Three Months Ended June 2007 and 2008

(1) Consolidated operating results

(Amounts below one million are rounded down)

	Net sales	Operating income	Income before income taxes and extraordinary items	Net income
	million yen	million yen	million yen	million yen
Three months ended June 30, '08	423,380	119,192	176,892	107,267
Three months ended June 30, '07	340,439	90,631	131,449	80,251

	Net income per share
	yen
Three months ended June 30, '08	838.75
Three months ended June 30, '07	627.45

(2) Consolidated financial position

	Total assets	Net assets	Capital adequacy ratio	Net assets per share
	million yen	million yen	%	yen
As of June 30, '08	1,772,265	1,211,481	68.3	9,471.45
As of March 31, '08	1,802,490	1,229,973	68.2	9,616.69

Dividends

	Dividend per share			
	End of 1st quarter	End of 2nd quarter	End of 3rd quarter	Year-end
	yen	yen	yen	yen
Year ended Mar. 31, '08	-	140.00	-	1,120.00
Year ending Mar. 31, '09	-	-	-	-
Year ending Mar. 31, '09 (forecast)	-	140.00	-	1,230.00

	Dividend per share
	Annual
	yen
Year ended Mar. 31, '08	1,260.00
Year ending Mar. 31, '09	-
Year ending Mar. 31, '09 (forecast)	1,370.00

Consolidated Financial Forecast for the Fiscal Year Ending March 31, 2009

	Net sales		Operating income		Income before income taxes and extraordinary items		Net income	
	million yen	%	million yen	%	million yen	%	million yen	%
Six Months ending Sept. 30, '08	760,000	-	210,000	-	215,000	-	125,000	-
Year ending Mar. 31, '09	1,800,000	7.6	530,000	8.8	550,000	24.8	325,000	26.3

	Net income per share
	yen
Six Months ending Sept. 30, '08	977.41
Year ending Mar. 31, '09	2,541.28

[Note]

Percentages for net sales, operating income etc. for the year ending Mar. 31, '09 show increase (decrease) from previous year.

Others

(1) Changes for important subsidiaries during the three-month period ended June 30, 2008 : Not applicable

(2) Application of simplified methods for accounting procedures : Applicable

[Note] Please refer to "4. Other Information" at page 4 for details.

(3) Changes in accounting procedures

① Related to accounting standard revisions etc. : Applicable

② Other changes : Applicable

[Note] Please refer to "4. Other Information" at page 4 for details.

(4) Outstanding shares (common shares)

① Number of shares outstanding (including treasury stock)

As of June 30, 2008 : 141,669,000 shares As of Mar. 31, 2008 : 141,669,000 shares

② Number of treasury stock

As of June 30, 2008 : 13,780,883 shares As of Mar. 31, 2008 : 13,779,353 shares

③ Average number of shares

Three months ended June 30, 2008 : 127,888,995 shares Three months ended June 30, 2007 : 127,901,167 shares

[Note]

Forecasts announced by the Company referred to above were prepared based on management's assumptions with information available at this time and therefore involve known and unknown risks and uncertainties. Please note such risks and uncertainties may cause the actual results to be materially different from the forecasts (earnings forecast, dividend forecast, and other forecasts). With respect to this forecast, please refer to pages 4 for the forward-looking conditions and other related matters.

1. Consolidated Operating Results

During this first quarter ended June 30, 2008, Nintendo continued to pursue expansion of the gaming audience and provided products that offer unique entertainment to people of all ages and genders. Nintendo's hand-held device, "Nintendo DS", and its console gaming system, "Wii", have provided the customers with intuitive operation and have expanded the definition of video games.

Net sales for the quarter were 423.3 billion yen. Operating income, income before income taxes and extraordinary items and net income were 119.1 billion yen, 176.8 billion yen and 107.2 billion yen, respectively. Both sales and profits exceeded last year's results.

With respect to sales by business category within the electronic entertainment products division, "Nintendo DS" continued to enjoy robust sales abroad, however, the sales have decreased in Japan compared with that of the last year's first quarter. Total sales of "Nintendo DS" were 6.94 million units worldwide (77.54 million units life-to-date), a decrease of 0.04 million units from the same quarter last fiscal year. "Nintendo DS" software, "Pokémon Mystery Dungeon: Explorers of darkness/Explorers of time" was released overseas this quarter, making a strong contribution to sales in the category. Total sales of "Nintendo DS" software were 36.59 million units, an increase of 2.33 million units from the June quarter in 2007.

In the console business, "Wii" hardware, which displayed increasing popularity in North America and Europe, sold a total of 5.17 million units worldwide (29.62 million units life-to-date), an increase of 1.74 million units from the same three-month period last year. Regarding "Wii" software, "Mario Kart Wii", which allows players to feel as if they were actually driving with a wheel shaped, "Wii Wheel", controller was launched worldwide. In addition, "Wii Fit", which has been widely accepted by audiences in Japan since last fiscal year, was released overseas. A total of 6.42 million units of "Mario Kart Wii" and 3.42 million units of "Wii Fit" were sold worldwide. Furthermore, long-term selling titles "Wii Sports" and "Wii Play" have continued to enjoy robust sales worldwide. Thus, total sales of "Wii" software were 40.41 million units, an increase of 24.42 million units from the same quarter in 2007.

Net sales in the electronic entertainment products division were 422.6 billion yen versus 339.6 billion yen the same quarter a year earlier, while sales in the other products division (playing cards, karuta, etc.) were 0.7 billion yen versus 0.7 billion yen during the same period in 2007.

With respect to results by geographic segment, sales in Japan were 386.9 billion yen including inter-segment sales of 337.1 billion yen. Operating income was 118.1 billion yen. Sales in the Americas were 167.7 billion yen including inter-segment sales of 0.5 billion yen. Operating income was 7.9 billion yen. Sales in Europe were 181.0 billion yen including inter-segment sales of 2 million yen. Operating income was 8.6 billion yen.

2. Consolidated Financial Position

During this first quarter ended June 30, 2008, cash and deposits decreased mostly due to the payment of dividends and income taxes. Total assets decreased by 30.2 billion yen compared to the previous fiscal year-end to 1,772.2 billion yen. Total liabilities also decreased by 11.7 billion yen compared to the previous fiscal year-end to 560.7 billion yen primarily due to the decrease in accrued income taxes.

3. Consolidated Financial Forecast

Nintendo will continue to pursue expansion of the gaming audience and provide products that offer unique entertainment that puts smiles on the faces of people of all ages and genders.

Nintendo has positioned "Wii" as "a machine that puts smiles on surrounding people's faces" by encouraging positive interaction among family members in the living room. In addition to existing software lineups, Nintendo will develop entertainment which is relevant to our daily lives. "Nintendo DS" remains positioned as "a machine that enriches the owners' daily lives". Nintendo's strategy is to accelerate current sales momentum from "must-have for every family" to "must-have for everyone" by continuously introducing new and unique software and introducing new services which take advantage of its expanded installed base.

Consolidated earnings forecasts for the fiscal year ending March 31, 2009 are unchanged from the "Consolidated Results for the Years Ended March 31, 2007 and 2008" which was previously announced.

4. Other Information

(Application of simplified method for accounting procedures)

(Calculating corporate income taxes etc.)

In computing corporate income taxes, only major items are taken into account in terms of additions and deductions for the income and tax credits.

With respect to certain consolidated subsidiaries, corporate income tax amount is calculated by multiplying reasonably estimated annual effective tax rate through the first quarter ended June 2008, with the effects of deferred taxes reflected, by the amount of year-to-date income before income taxes and minority interests.

(Changes in accounting procedures)

(Application of accounting standard for quarterly financial reporting)

Effective from the fiscal year ending March 31, 2009, the "Accounting Standard for Quarterly Financial Reporting" (ASBJ Statement No. 12) and its implementation guidance, "Guidance on Accounting Standard for Quarterly Financial Reporting" (ASBJ Guidance No. 14) have been applied. Quarterly consolidated financial statements have been prepared in accordance with "Regulation for Quarterly Consolidated Financial Reporting".

(A valuation basis and method for important assets)

Previously, lower of cost or market method based on the weighted-average method was adopted for measuring inventories held for sales in the ordinary course of business. Effective from the first quarter ended June 30, 2008, the "Accounting Standard for Measurement of Inventories" (ASBJ Statement No. 9) has been applied, and now these inventories are measured by means of the cost method based on the weighted-average method, which evaluates the amount of the inventories shown on the balance sheet by writing them down based on their decrease in profitability.

The impact on operating income, income before income taxes and extraordinary items, and income before income taxes and minority interests is minor.

(Application of accounting standard for lease transactions)	Finance leases transactions without title transfer were formerly accounted for in accordance with the method conforming to that regarding ordinary leasing transactions. Effective from the first quarter ended June 30, 2008, the "Accounting Standard for Lease Transactions" (ASBJ Statement No. 13) and "Guidance on Accounting Standard for Lease Transactions" (ASBJ Guidance No. 16) have been applied. Leased assets related to finance lease transactions without title transfer are depreciated on a straight-line basis, with the lease periods as their useful lives and no residual value. The impact on operating income, income before income taxes and extraordinary items, and income before income taxes and minority interests is minor.
(Application of practical solution on unification of accounting policies applied to foreign subsidiaries for consolidated financial statements)	Effective from the first quarter ended June 30, 2008, the "Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements" (ASBJ PITF No. 18) has been applied. Accordingly, some revisions are made to the consolidated accounts as necessary. The impact on operating income, income before income taxes and extraordinary items, and income before income taxes and minority interests is minor.

5. Consolidated Balance Sheets

million yen

Description	As of June 30, 2008	As of March 31, 2008
	Amount	Amount
(Assets)		
I Current assets		
Cash and deposits	715,628	899,251
Notes and trade accounts receivable	190,289	147,787
Securities	444,861	353,070
Finished goods	113,602	92,617
Goods in process	327	200
Raw materials and supplies	10,237	12,023
Other current assets	139,495	144,060
Allowance for doubtful accounts	(2,106)	(2,176)
Total current assets	**1,612,337**	**1,646,834**
II Fixed assets		
Property, plant and equipment	56,875	55,150
Intangible assets	1,983	2,009
Investments and other assets	101,069	98,495
Total fixed assets	**159,927**	**155,655**
Total assets	**1,772,265**	**1,802,490**

Description	As of June 30, 2008	As of March 31, 2008
	Amount	Amount
(Liabilities)		
I Current liabilities		
Notes and trade accounts payable	344,139	335,820
Accrued income taxes	82,896	112,450
Allowances	821	1,848
Other current liabilities	123,126	117,103
Total current liabilities	**550,984**	**567,222**
II Non-current liabilities		
Allowances	4,649	4,506
Other non-current liabilities	5,150	786
Total non-current liabilities	**9,799**	**5,293**
Total liabilities	**560,783**	**572,516**
(Net assets)		
I Owners' equity		
Common stock	10,065	10,065
Additional paid-in capital	11,644	11,640
Retained earnings	1,345,540	1,380,430
Treasury stock	(156,276)	(156,184)
Total owners' equity	**1,210,973**	**1,245,951**
II Valuation and translation adjustments		
Unrealized gains on other securities	5,516	5,418
Translation adjustments	(5,203)	(21,495)
Total valuation and translation adjustments	**312**	**(16,077)**
III Minority interests	**194**	**98**
Total net assets	**1,211,481**	**1,229,973**
Total liabilities and net assets	**1,772,265**	**1,802,490**

6. Consolidated Statement of Income

million yen

Description	Three months ended June 30, 2008 Amount
I Net sales	423,380
II Cost of sales	243,691
Gross margin	**179,688**
III Selling, general, and administrative expenses	60,496
Operating income	**119,192**
IV Other income	58,251
Interest income	9,700
Foreign exchange gains	47,844
Other	706
V Other expenses	551
Sales discount	145
Losses on redemption of securities	390
Other	15
Income before income taxes and extraordinary items	**176,892**
VI Extraordinary gains	3,625
VII Extraordinary losses	52
Income before income taxes and minority interests	**180,464**
Provision for income taxes and enterprise taxes	77,398
Income taxes deferred	(4,297)
Minority interests	96
Net income	**107,267**

[Note] Reference Information

million yen

	Three months ended June 30, 2008
Depreciation expenses of tangible assets	1,833
Research and development expenses	8,847
Marketing expenses	33,643

(Reference)

[Summary] Consolidated Statement of Income

million yen

Description	Three months ended June 30, 2007
	Amount
I Net sales	340,439
II Cost of sales	201,336
Gross margin	**139,103**
III Selling, general, and administrative expenses	48,471
Operating income	**90,631**
IV Other income	41,144
Foreign exchange gains	29,032
Other	12,112
V Other expenses	326
Income before income taxes and extraordinary items	**131,449**
VI Extraordinary gains	649
VII Extraordinary losses	15
Income before income taxes and minority interests	**132,084**
Income taxes	51,898
Minority interests	(66)
Net income	**80,251**

Segment Information

1. Segment Information by Business Categories

Considering similarities of categories, characteristics, manufacturing method, or sales market of what Nintendo deals in, the electronic entertainment product segment accounts for over 90% of total sales and operating income of all business category segments, with no other segments to be reported on the basis of disclosure rules. Therefore, this information is not applicable to Nintendo's business.

2. Segment Information by Seller's Location

Three months ended June 30, 2008 million yen

	Japan	The Americas	Europe	Other	Total	Eliminations or corporate	Consolidated
I Net sales							
(1) Sales to third parties	49,834	167,259	181,005	25,281	423,380	-	423,380
(2) Inter-segment sales	337,134	531	2	93	337,761	(337,761)	-
Total	386,968	167,790	181,007	25,374	761,141	(337,761)	423,380
Operating income	118,162	7,932	8,691	2,100	136,886	(17,694)	119,192

3. Overseas sales

Three months ended June 30, 2008 million yen

	The Americas	Europe	Other	Total
I Overseas sales	167,639	181,010	27,853	376,502
II Consolidated net sales				423,380
III Ratio of overseas sales to consolidated net sales	39.6%	42.8%	6.5%	88.9%

7. Others

(1) Consolidated sales information million yen

Business category	Main products	Three months ended June 30, 2007	Three months ended June 30, 2008
Electronic entertainment products	Hardware	224,374	262,206
	Software	115,322	160,429
	Electronic entertainment products total	339,697	422,636
Other	Playing cards, Karuta, etc.	742	743
Total		340,439	423,380

(2) Consolidated sales units, number of new titles, and sales unit forecast

Sales units in ten thousands
Number of new titles released

			Actual Apr.-June '07	Actual Apr.-June '08	Life-to-date	Forecast Apr. '08-Mar. '09
Game Boy Advance	Hardware	Japan	2	1	1,689	
		The Americas	32	(0)	4,164	
		Other	21	18	2,271	
		Total	56	19	8,124	
	Software	Japan	14	4	7,276	
		The Americas	288	23	21,713	
		Other	67	1	8,705	
		Total	369	28	37,694	
	New titles	Japan	-	-	786	
		The Americas	7	-	1,021	
		Other	9	-	921	
Nintendo DS	Hardware	Japan	208	58	2,297	
		The Americas	239	271	2,511	
		Other	250	365	2,947	
		Total	698	694	7,754	2,800
	Software	Japan	979	493	11,993	
		The Americas	1,129	1,433	13,753	
		Other	1,318	1,733	14,873	
		Total	3,426	3,659	40,619	18,700
	New titles	Japan	92	100	1,003	
		The Americas	45	66	633	
		Other	56	89	693	
Nintendo GameCube	Hardware	Japan	0	(0)	404	
		The Americas	4	(0)	1,294	
		Other	0	(0)	477	
		Total	4	(0)	2,174	
	Software	Japan	4	1	2,753	
		The Americas	102	6	13,848	
		Other	7	2	4,255	
		Total	112	9	20,856	
	New titles	Japan	-	-	275	
		The Americas	2	-	552	
		Other	-	-	453	
Wii	Hardware	Japan	95	53	643	
		The Americas	144	250	1,311	
		Other	104	215	1,008	
		Total	343	517	2,962	2,500
	Software	Japan	278	390	2,496	
		The Americas	870	1,934	9,871	
		Other	450	1,716	6,517	
		Total	1,598	4,041	18,885	17,700
	New titles	Japan	16	16	169	
		The Americas	25	42	283	
		Other	23	41	270	

[Notes]

1 New titles-Other include new titles in the European and Australian markets.

2 Sales units, number of new titles figures for Wii do not include quantity of the Virtual Console and WiiWare titles.

3 The software forecast figures do not include quantity bundled with hardware.

(3) Balance of assets and liabilities in major foreign currencies without exchange contract (non-consolidated)

million U.S. dollars/euros

		Ending balance as of Jun. 30, '08	Ave. exchange rate Apr.-Jun. '08	Exchange Rate as of Jun. 30, '08	Est. exchange rate as of Mar. 31, '09
US$	Cash and deposits	1,843	US$1.00=	US$1.00=	US$1.00=
US$	Trade accounts receivable	1,388	¥104.55	¥106.42	¥100.00
US$	Trade accounts payable	510			
EUR	Cash and deposits	1,330	EUR1.00=	EUR1.00=	EUR1.00=
EUR	Trade accounts receivable	1,025	¥163.43	¥168.07	¥155.00



ANNUAL REPORT 2008











Nintendo®

Message from the President

Throughout its history in the home entertainment arena, Nintendo has created unique hardware and software as one integrated entertainment product, with software being the primary driver.

Nintendo has focused its basic strategy on expanding the worldwide gaming audience. To achieve this, Nintendo is encouraging as many people as possible around the world, through its unique hardware and software offerings, to experience and enjoy video game entertainment, regardless of their age, gender, language, cultural background or gaming experience.

Nintendo's first hardware launch in support of the basic strategy "Gaming Population Expansion" was a hand-held device, *Nintendo DS*, which allows users to play intuitively. To drive this platform, Nintendo introduced a new software lineup, *Touch! Generations*, which expands the definition of video games and appeals not only to traditional gamers but also to inexperienced gamers. In the future, Nintendo plans to leverage various uses of the *Nintendo DS* system, such as playing in public places, and to take advantage of the high market penetration of the device.

Nintendo took another step toward expanding the worldwide gaming population by launching an unprecedented video game console called *Wii*. Since its launch, *Wii* has been changing the definition of the home video game console significantly. Nintendo has been making efforts to promote *Wii* by developing compelling software which takes advantage of intuitive play controls enabled by its *Wii Remote* and other dedicated user interfaces, in addition to the conventional controller functions, and by enriching the *Wii* software library that can be enjoyed by anyone from novice to veteran gamers. We will try to further expand the ability for *Wii* to make our daily lives more convenient and fun by continuously making brand new offerings such as *Wii Fit*, which can be easily used by the entire family to monitor elements of their physical condition in an enjoyable manner, and by encouraging the *Wii*'s connection to the Internet.

Nintendo has positioned *Nintendo DS* as "a machine that enriches the owner's daily life" with various types of offerings which enhance our customers' daily lives. *Wii* has been positioned as "a machine that puts smiles on surrounding people's faces" and promotes positive and fun interaction among the entire family. We will face new and unique challenges to make these machines more relevant to each member of the family, as Nintendo continues to pursue the "Gaming Population Expansion" into the future.

Satoru Iwata

Satoru Iwata
President
Nintendo Co., Ltd.




Wii
Wii


Wii
Wii Sports

16.29
million pcs.
Sold


Wii
Wii Play

8.89
million pcs.
Sold


Wii
SUPER MARIO GALAXY

6.10
million pcs.
Sold


Wii
MARIO PARTY

4.86
million pcs.
Sold


Wii
SUPER SMASH BROS.

4.85
million pcs.
Sold


Wii

2.27
million pcs.
Sold


Wii
Big Brain Academy
Wii Degree

2.26
million pcs.
Sold


Wii Fit

1.85*
million pcs.
Sold


Wii
STRIKERS CHARGED

1.77
million pcs.
Sold


Wii

1.71
million pcs.
Sold


Wii
METROID
CORRUPTION

1.31
million pcs.
Sold


Wii

1.25
million pcs.
Sold

The numbers shown above are consolidated sales in units (* show sales in units in Japan) for the fiscal year ended in March, 2008.
Titles and package images shown above are for the U.S. market.


X
Y
A
B
START
SELECT


Pokémon
DIAMOND

9.56
million pcs.
Sold


Pokémon
PEARL


BRAIN AGE²

6.53
million pcs.
Sold


BRAIN AGE
Train Your Brain in Minutes a Day!

5.28
million pcs.
Sold


nintendogs

5.07
million pcs.
Sold




nintendogs


Limited Edition
nintendogs


New SUPER MARIO BROS.

4.66
million pcs.
Sold


ZELDA
Phantom Hourglass

4.13
million pcs.
Sold


DS

3.62
million pcs.
Sold


MARIOKART DS

3.42
million pcs.
Sold


FLASH F CUS
Vision training in minutes a day

2.52
million pcs.
Sold


Animal Crossing
Wild World

2.05
million pcs.
Sold


BiG BraiN Academy

1.59
million pcs.
Sold


Pokémon
Mystery Dungeon
EXPLORERS OF DARKNESS
EXPLORERS OF TIME

1.58
million pcs.
Sold



1.38
million pcs.
Sold


Pokémon

1.19
million pcs.
Sold



1.04
million pcs.
Sold

The numbers shown above are consolidated sales in units for the fiscal year ended in March, 2008.
9.56 million pcs. represent the combined total of Pokémon Diamond and Pearl.
5.07 million pcs. represent the combined total of the entire Nintendogs series.
1.58 million pcs. represent the combined total of Pokémon Mystery Dungeon : Explorers of Time and Darkness.
Titles and package images shown above are for the U.S. market.

History of Nintendo



1953
Playing cards



1966
Ultra Hand



1889
Hanafuda



1971
Electro Poker



1968
Ultra Machine



1969
Love Tester

1889 1970

1889
Fusajiro Yamauchi, great-grandfather of Hiroshi Yamauchi (the former President and current executive adviser), began manufacturing and selling Japanese playing cards, Hanafuda (flower cards), in Kyoto, Japan.

1902
Started manufacturing and selling the first western-style playing cards in Japan.

1947
Established Marufuku Co., Ltd.

1949
Hiroshi Yamauchi took office as President.

1951
Changed company name to Nintendo Playing Card Co., Ltd.

1952
Built headquarters in Kyoto, Japan and consolidated the manufacturing facilities.

1953
Became the first company to succeed in mass-producing plastic playing cards in Japan.

1959
Started selling cards printed with Walt Disney characters, opening a new market for children's playing cards in Japan.

1962
Listed stock on the second section of the Osaka Securities Exchange and on the Kyoto Stock Exchange.

1963
Changed company name to the current Nintendo Co., Ltd. Started manufacturing and selling games and toys in addition to playing cards.

1969
Built Uji plant in Kyoto, Japan.

1970
Stock listing was changed to the first section of the Osaka Securities Exchange. Started selling the Beam Gun series, employing opto-electronics.

1973
Developed the Laser Clay shooting-range system to succeed bowling as a major pastime.

1974
Developed image projection system employing 16mm film projector and entered into the arcade business. Began exporting systems to the U.S. and Europe.

1977
Developed Nintendo's first home video game machines, TV Game 15 and TV Game 6.



1996
Nintendo 64



2001
Nintendo GameCube



2006
Wii



1995
Virtual Boy



2001
Gameboy Advance



2003
Game Boy Advance SP



2004
Nintendo DS



2006
Nintendo DS Lite

2000

1997
Nintendo introduces the innovative Rumble Pak attachment for the Nintendo 64 controller which enables game players to feel vibrations during gameplay. Nintendo 64 hits the European market. In Japan, Nintendo introduces the Nintendo Power system to convenience stores where game players can rewrite their Super Famicom game content. Pokémon TV series starts in Japan.

1998
Nintendo introduces Game Boy Color along with innovative devices called the Game Boy Camera and Printer, bringing new life to the longest running hit in the history of interactive entertainment. Pokémon, a breakthrough game concept for Game Boy, is introduced overseas and generates an international craze to catch 'em all! Pokémon the 1st movie is released in Japan. Nintendo introduces Hey You, Pikachu! in Japan with Nintendo 64 VRS, the first Voice Recognition System for console video games.

1999
Game Boy Color games, Pokémon Gold & Silver, are introduced in Japan. Randnet DD, joint venture with Recruit Co., introduced "64DD" peripheral for Nintendo 64.

2000
Introduced Kirby's Tilt'n Tumble Game Boy game, the first video game software with "motion sensor" technology in Japan. Pokémon Crystal Version for Game Boy Color is introduced in Japan. The headquarters of Nintendo Co., Ltd. are relocated from the Higashiyama-ward to the Minami-ward of Kyoto, Japan.

2001
Started selling Mobile Adapter GB system in Japan, which links Game Boy Color and Game Boy Advance to cell phones. Launched Game Boy Advance worldwide. The new version of Game Boy employs a 32-bit CPU and can generate 32,000 colors simultaneously on the screen. Launched Nintendo GameCube in Japan and in the U.S. e-Reader, which scans special barcodes printed on paper cards, is introduced as a peripheral for Game Boy Advance. Introduced Nintendo GameCube Game Boy Advance Cable to connect Nintendo GameCube with Game Boy Advance.

2002
Nintendo GameCube hits the European and the Australian markets. Satoru Iwata takes office as President of Nintendo Co., Ltd. Introduced Pokémon Ruby & Sapphire for Game Boy Advance.

2003
Launched Game Boy Advance SP, equipped with front-lit screen, rechargeable Lithium-Ion battery, and compact folding design. Established the Tokyo Software Designing Department to facilitate development in Tokyo. Began an online membership service, Club Nintendo.

2004
Launched the Game Boy Advance software Classic NES Series. The hand-held gaming device Nintendo DS, which opened up a new style of entertainment with its dual screens, touch control, wireless communication, and voice recognition technology, launched in Japan and in the U.S.

2005
Launched Nintendo DS in Europe and in Australia. Launched Game Boy micro, a lightweight version of the Game Boy Advance equipped with a back light screen, worldwide. Kicked off Nintendo Wi-Fi Connection, the wireless internet service for the Nintendo DS which has three key elements; "easy, safe and charge-free". Introduced Touch! Generations titles, aimed at expanding the user base. Among these titles, Nintendogs cultivated a new user demographic. Also from the line-up, Brain Age: Train Your Brain in Minutes a Day!, coupled with its sequel version, and Big Brain Academy, which formed a new brain training genre, were released in Japan.

2006
Launched Nintendo DS Lite, a smaller and lighter version of the Nintendo DS equipped with a brighter screen. Established a subsidiary in South Korea. Introduced Pokémon Diamond & Pearl for Nintendo DS in Japan. Launched Wii along with the unprecedented Wii Remote which makes game control intuitive.

2007
Released Wii Fit in Japan for Wii that uses the Wii Balance Board accessory.

PULL



1977
Color TV Game 15



1976
Beam Gun
: Custom Gunman
: Custom Lion



1981
Coin-op Donkey Kong



1980
Ten billion



1980
Game & Watch



1982
Game & Watch Multi-Screen



1983
Family Computer
(1985 NES)



1989
Gameboy



1990
Super Famicom
(1991 SNES)

1980 1990

1980
Established a wholly owned subsidiary, Nintendo of America Inc. in New York. Developed and started selling GAME & WATCH product line, the first portable LCD video games with a microprocessor.

1981
Developed and began distribution of the coin-operated video game Donkey Kong.

1982
Established Nintendo of America Inc. in Seattle, Washington and merged the New York subsidiary into it.

1983
Started selling the home video game console Family Computer System employing a custom CPU (Central Processing Unit) and PPU (Picture Processing Unit). Listed stock on the first section of the Tokyo Stock Exchange.

1985
Released the Nintendo Entertainment System (NES), the U.S. version of the Family Computer System, in the U.S. The NES game, Super Mario Bros. became a smash hit around the world.

1986
Started selling the Family Computer Disk Drive System to expand the functions of the Family Computer System in Japan. Released NES in Europe.

1987
Released the Legend of Zelda for NES in the U.S.

1988
On-line stock brokerage services utilizing the Family Computer Network System are started in Japan jointly with Nomura Securities. Enlarged Uji plant and built Uji-Ogura plant in Kyoto, Japan. Nintendo of America Inc. publishes the first issue of Nintendo Power magazine.

1989
Introduced Game Boy, the first portable, hand-held game system with interchangeable game paks, in Japan and the U.S.

1990
Nintendo enters the 16-bit console market with the release of the Super Famicom in Japan. Established Nintendo of Europe GmbH in Frankfurt, Germany. Released Game Boy in Europe.

1991
The 16-bit Super Nintendo Entertainment System (Super NES), along with Super Mario World, is released in the U.S.

1992
Released Super NES in Europe.

1993
Established subsidiaries in France, UK, the Netherlands, Belgium, Spain and Australia. The Nintendo Gateway program is introduced to provide Nintendo entertainment to airline passengers and hotel guests in the U.S. Built Uji-Okubo plant in Kyoto, Japan.

1994
Released the Super Game Boy, a peripheral for the Super NES, which enables Game Boy software to be played on TV screen. Released Donkey Kong Country for Super NES that uses proprietary Advanced Computer Modeling (ACM) graphics. Uji, Uji-Ogura and Uji-Okubo plants received ISO-9002.

1995
Started selling SatellaView adapter for Super Famicom in Japan, enabling the system to receive digital data from broadcast satellite. Nintendo introduced a 32-bit Virtual Immersion system known as the Virtual Boy.

1996
Launched Nintendo 64 in Japan and the U.S. Nintendo introduces the Game Boy Pocket, a sleeker, 30-percent smaller version of the world's most popular hand-held video game system. Pokémon Red & Green (known as Pokémon Blue out side Japan) for Game Boy are introduced in Japan.

Cumulative unit sales on consolidated basis

Hardware

As of March 31, 2008
Units in Millions



Worldwide
Game Boy Advance (GBA)
Nintendo GameCube (GC)
Nintendo DS (DS)
Wii
24.5
Japan
GBA
16.9
GC
4.0
DS
22.4
Wii
5.9
The Americas
GBA
41.6
GC
12.9
DS
22.4
Wii
10.6
Other Regions
GBA
22.5
GC
4.8
DS
25.8
Wii
7.9
0
5
10
15
20
25
30

Hardware	Worldwide
NES	61.9
Game Boy	118.7
SNES	49.1
Nintendo 64	32.9

Game Boy Advance hardware shows the combined total of Game Boy Advance, Game Boy Advance SP and Game Boy micro.
Nintendo DS hardware shows the combined total of Nintendo DS and Nintendo DS Lite.

Financial Section

Five-year Summary / Stock Prices Information	15
Analysis of Operations and Finical Review	16
Report of Independent Auditors	19
Consolidated Balance Sheets	20
Consolidated Statements of Income	22
Consolidated Statements of Changes in Net Assets	23
Consolidated Statements of Cash Flows	24
Notes to Consolidated Financial Statements	25

Software

As of March 31, 2008
Units in Millions



Worldwide
Game Boy Advance (GBA)
376.7
Nintendo GameCube (GC)
208.5
Nintendo DS (DS)
369.6
Wii
148.6
Japan
GBA
72.7
GC
27.5
DS
115.0
Wii
21.1
The Americas
GBA
216.9
GC
138.4
DS
123.2
Wii
79.4
Other Regions
GBA
87.0
GC
42.5
DS
131.4
Wii
48.0
0
40
80
120
160
200
240

Software	Worldwide
NES	500.0
Game Boy	501.1
SNES	379.1
Nintendo 64	225.0

Five-Year Summary

Years ended March 31,	2008	2007	2006	2005	2004	2008
	¥ Japanese Yen in Millions					$ U.S. Dollars in Thousands
For the period						
Net sales	¥1,672,423	¥966,534	¥509,249	¥515,292	¥514,805	$16,724,230
Operating income	487,220	226,024	90,349	111,522	107,683	4,872,202
Net income	257,342	174,290	98,378	87,416	33,194	2,573,426
At the period-end						
Total assets	1,802,490	1,575,597	1,160,703	1,132,492	1,010,031	18,024,903
Property, plant and equipment	55,150	57,600	55,969	54,420	55,084	551,506
Net assets	1,229,973	1,102,018	974,091	921,466	890,247	12,299,736

Years ended March 31,	2008	2007	2006	2005	2004	2008
	¥ Japanese Yen					$ U.S. Dollars
Per share information						
Net income[A]	¥2,012.13	¥1,362.61	¥762.28	¥662.96	¥246.93	$20.12
Cash dividends[B]	1,260	690	390	270	140	12.60

[Note] A: The computations of net income per share of common stock are based on the weighted average number of shares outstanding (excluding treasury stock) during each fiscal year.
B: Cash dividends per share represent the amounts applicable to the respective fiscal years including dividends to be paid after the end of each fiscal year.

Stock Prices Information

	¥ Japanese Yen				$ U.S. Dollars	
	2008		2007		2008	
Years ended March 31,	Highest	Lowest	Highest	Lowest	Highest	Lowest
First quarter	¥46,350	¥33,250	¥20,020	¥16,510	$463.50	$332.50
Second quarter	61,800	45,050	25,000	19,030	618.00	450.50
Third quarter	73,200	56,100	31,000	23,310	732.00	561.00
Fourth quarter	64,500	45,600	36,050	28,310	645.00	456.00

[Note] The preceding table sets forth the highest and lowest sale prices during Fiscal 2008 and 2007 for Nintendo Co., Ltd. common stock, as reported on the Osaka Securities Exchange, Section 1.Nintendo Co., Ltd. common stock is also traded on the Tokyo Stock Exchange, Section 1

Analysis of Operations and Financial Review

Overview

Throughout the fiscal year ended March 31, 2008, the overall Japanese economy continued to show a pattern of recovery. Intensified capital investment supported by improvements in corporate earnings, as well as moderate increase in exports, helped to support the Japanese economy. Meanwhile, financial concerns have grown due to stagnant corporate earnings growth, due in part to the consequence of the sub-prime home mortgage crisis in the U.S., rising oil prices and raw material cost increases. Looking overseas, the U.S. economy has shown signs of a slowdown at the start of calendar year 2008, and a decrease in employment on top of a significant decrease in housing investment. The European economy, which had remained strong, also showed indications of moderate recession.

Under such circumstances, the video game industry continued to grow, driven by expansion of software sales, a growing installed base of the new generation of console hardware as well as favorable handheld hardware sales over the past fiscal year.

Over the past years, Nintendo has continued to execute its strategy of expanding the gaming audience by offering a variety of products which satisfy both novice as well as skilled gamers. For example, Nintendo has progressively driven sales of its handheld software lineup known as "Touch! Generations", for Nintendo DS, which has expanded the definition of video games. Nintendo's console gaming system, "Wii", offers software which promotes fun with the conventional operation in addition to software with intuitive operation using the "Wii Remote" and accessories. As a result, Nintendo has achieved record results in both net sales and income. Net sales were 1,672.4 billion yen (US$16,724 million) increased by 73.0 percent from the previous fiscal year, operating income was 487.2 billion yen (US$4,872 million) increased by 115.6 percent from the previous fiscal year, ordinary income was 440.8 billion yen (US$4,408 million) increased by 52.6 percent from the previous fiscal year, and net income was 257.3 billion yen (US$2,573 million) increased by 47.7 percent from the previous fiscal year.

Revenue and Expenses

With respect to sales by business category within the electronic entertainment products division, "Nintendo DS" hardware continued to enjoy robust sales worldwide, selling a total of 30.31 million units during the fiscal year (70.6 million units life-to-date). "Nintendo DS" software made a strong contribution to sales in the category. For example, "Pokémon Diamond and Pearl" which were released overseas after the launch in Japan last fiscal year, sold the combined total of 9.56 million units worldwide (14.77 million units life-to-date). In addition, both "Brain age: Train Your Brain in Minutes a Day!" and the sequel version "Brain Age 2: More Training in Minutes a Day!" performed well, reaching the combined total of 11.81 million units (23.81 million units life-to-date). Furthermore, new release titles such as "Mario Party DS" and "The Legend of Zelda: Phantom Hourglass", as well as the long seller titles such as "Nintendogs" series and "New Super Mario Bros.", recorded strong sales. As a result, Nintendo DS continued to enjoy favorable software sales as the number of million-seller titles life-to-date (licensee titles included) increased from 30 to 57 compared with that of the last fiscal year.

In the console business, "Wii" hardware, which was launched last fiscal year, sold a total of 18.61 million units worldwide (24.45 million units life-to-date). As for "Wii" software, "Wii Fit", (which uses the "Wii Balance Board" to assist you and your family members to achieve improved fitness while having fun at same time) was launched in Japan, selling a total of 1.85 million units. "Super Smash Bros. Brawl", (which is the latest action game offering battle competition through the internet), was launched in Japan and the U.S., selling a total of 1.61 million units, and 3.24 million units, respectively. In addition, "Wii Sports" and "Wii Play", released in the previous fiscal year and "Super Mario Galaxy" and "Mario Party 8", have enjoyed favorable sales as well. These titles contributed to a significant rise in console software sales in the fiscal year and the number of million-seller titles life-to-date (licensee titles included) increased from 5 to 26 compared with that of the last fiscal year.

As a result, net sales in the electronic entertainment products division were 1,668.7 billion yen (US$16,687 million) increased by 73.0 percent from the previous fiscal year, while sales in the other products division (playing cards, karuta, etc.) were 3.6 billion yen (US$36 million) increased by 68.5 percent from the previous fiscal year.

Risk Factors

Listed below are the various risks that could significantly affect Nintendo's operating performance, share price, and financial condition. However, unpredictable risks may exist other than the risks set forth herein.

Note that matters pertaining to the future presented herein are determined by Nintendo as of the end of annual consolidated fiscal period ended March 31, 2008.

(1) Risks around economic environment

•Fluctuation in foreign exchange rates

Nintendo distributes its products globally with overseas sales accounting for approximately 80% of total sales. The majority of monetary transactions are made in local currencies. In addition, the Company holds a substantial amount of assets including cash deposits denominated in foreign currencies without exchange contracts. Thus, fluctuation in foreign exchange rates would have a direct influence on earnings not only when foreign currencies are converted to Japanese yen but also when revaluated for financial reporting purposes. Japanese yen appreciation against the U.S. dollar or Euro would have a negative impact on Nintendo's profitability.

(2) Risks around business activities

•Fluctuation of and competition in the market

Nintendo's business is engaged in one segment of the broad entertainment field. However, its business can be affected by trends in other entertainment fields. If consumer preferences shift to other forms of entertainment, it is possible that the video game market may shrink. The emergence of new competitors resulting from technological innovation could have a detrimental impact as well.

In the video game industry, it may become even more difficult to be profitable due to large investments required in research, development and marketing. In addition, price competition may intensify if additional large enterprises enter into the market. As a result, Nintendo may find difficulty in maintaining or expanding its market share as well as sustaining profitability.

•Development of new products

Although Nintendo continues to develop innovative and attractive products in the field of computer entertainment, the development process is complicated and includes many uncertainties. Various risks involved are as follows:

① Despite the substantial costs and time needed for software development, there is no guarantee that all new products will be accepted by consumers due to ever shifting consumer preferences. As a result, development of certain products may be suspended or aborted.

② Development of hardware is complex and time consuming. Technology continuously advances, however, it is possible that the Company may be unable to acquire the necessary technology which can be utilized in the gaming segment of the entertainment field. Furthermore, delays of hardware launches could be adversely affect market share.

③ Due to the nature of Nintendo products, it may become difficult to develop or sell the products as planned, which could lead to significant variances from income projections.

•Product valuation and adequate inventory procurement

Products in the video game industry are significantly impacted by consumer preferences as well as seasonality characterized by relatively short life cycles and huge demand around the holiday season. Although production is projected based on the forecasted equilibrium point of supply and demand, it is difficult to forecast demand accurately, which may lead to excess inventory. Obsolete inventory could have an adverse effect on Nintendo's operations and financial position.

•Overseas business expansion and international activities

In addition to Japan, Nintendo engages in business in the Americas, Europe, Australia, Asia and other areas throughout the world. Expansion of business to these overseas markets involves risks such as ① unpredicted enforcement or changes to laws or regulations, ② disadvantages from emergence of political or economic factors, ③ disadvantages from inconsistency of multilateral taxation systems and diversity of tax law interpretation, ④ difficulty of recruiting and securing human resources, ⑤ social disruption resulting from terrorist attacks, war, and other catastrophic events.

•Dependency on third-party manufacturers

Nintendo commissions a number of third-party manufacturers to produce key components or assemble finished products. In the event one or more of these businesses fail, Nintendo may have difficulty procuring key components or manufacturing its products. In addition, suppliers may be unable to provide necessary components on a timely basis. A shortage of key components could cause margin decline due to higher costs, shortage of products and quality control issues. These issues may impair the relationship between Nintendo and its suppliers.

Furthermore, as many suppliers' production facilities are located overseas, potential production interruptions caused by riots or disasters in the area would negatively affect Nintendo's business.

•Business operations affected by seasonal fluctuation

A major portion of demand is focused around the holiday season. Should Nintendo fail to release attractive new products or supply hardware during the period, it would suffer unfavorable operating performance.

(3) Risks around legal regulations and litigation

•Product liability

Nintendo manufactures its products based on quality control standards required in each location throughout the world. However, in the future, large-scale product recalls may occur due mainly to defective products. If it is the case, Nintendo may incur additional expenses in connection with lawsuits on product liability and Nintendo's reputation may suffer as well as Nintendo's performance and financial position.

•Limitations of protecting intellectual property rights

Although Nintendo continues to accumulate various intellectual properties to produce differential products, counterfeit products already have gone into circulation and violated Nintendo's intellectual property rights. It may not be possible to fully protect its intellectual property rights.

•Leakage of personal and confidential information

Nintendo possesses consumer's individual information such as memberships of "Club Nintendo".If such information or confidential information concerning development and business operation should leak outside of Nintendo, these issues may adversely affect Nintendo's future operating performance, share price and financial condition.

•Changes in accounting standards and taxation system

Unpredicted adoptions or changes in accounting standards or taxation system could have an effect on Nintendo's performance and financial position. Conflict of views between Nintendo and the tax authorities may cause additional tax costs.

•Litigation

Nintendo's operations in Japan and overseas may be subject to litigation, disputes and other legal procedures. These issues may adversely affect Nintendo's performance.

(4) Other risks

Other than risks set forth above, factors such as uncollectibility of trade accounts receivable and notes receivable, collapse of financial institutions and environmental regulations may adversely affect Nintendo's performance and financial position.

Report of Independent Auditors

To the Board of Directors and Shareholders of Nintendo Co., Ltd.

We have audited the accompanying consolidated balance sheet of Nintendo Co., Ltd. and its subsidiaries (*"the Company"*) as of March 31, 2008, and the related consolidated statements of income, changes in net assets, and cash flows for the year then ended, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nintendo Co., Ltd. and its subsidiaries as of March 31, 2008, and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in Japan.

The amounts expressed in U.S. dollars, which are provided solely for the convenience of the readers, have been translated on the basis set forth in Note 1 to the accompanying consolidated financial statements.



Kyoto Audit Corporation
Kyoto, Japan

June 27, 2008

Consolidated Balance Sheets

As of March 31,	Japanese Yen in Millions 2008	2007	U.S. Dollars in Thousands (Note 1) 2008
Assets			
Current assets			
Cash and deposits	¥899,251	¥962,197	$8,992,510
Notes and accounts receivable-trade	147,787	89,666	1,477,873
Short-term investment securities	353,070	115,971	3,530,700
Inventories	104,842	88,609	1,048,423
Deferred tax assets	38,032	35,631	380,323
Other (Note 5 C)	106,028	104,483	1,060,280
Allowance for doubtful accounts	(2,176)	(1,886)	(21,763)
Total current assets	1,646,834	1,394,673	16,468,348
Noncurrent assets			
Property, plant and equipment (Note 5 A)			
Buildings and structures	16,784	18,022	167,846
Machinery, equipment and vehicles	1,734	1,134	17,346
Tools, furniture and fixtures	6,072	5,629	60,722
Land	30,267	32,595	302,670
Construction in progress	292	217	2,920
Total property, plant and equipment	55,150	57,600	551,506
Intangible assets			
Software etc.	-	505	-
Software	542	-	5,420
Other	1,467	-	14,678
Total intangible assets	2,009	505	20,098
Investments and other assets			
Investment securities (Note 5 B)	73,756	92,412	737,562
Deferred tax assets	23,541	14,414	235,418
Other	1,196	16,001	11,969
Allowance for doubtful accounts	(0)	(10)	(0)
Total investments and other assets	98,495	122,818	984,950
Total noncurrent assets	155,655	180,924	1,556,554
Total assets	¥1,802,490	¥1,575,597	$18,024,903

See accompanying notes to consolidated financial statements.

As of March 31,	Japanese Yen in Millions 2008	2007	U.S. Dollars in Thousands (Note 1) 2008
Liabilities			
Current liabilities			
Notes and accounts payable-trade	¥335,820	¥301,080	$3,358,201
Income taxes payable	112,450	90,013	1,124,507
Provision for bonuses	1,848	1,779	18,481
Other	117,103	75,563	1,171,038
Total current liabilities	567,222	468,436	5,672,229
Noncurrent liabilities			
Long-term accounts payable-other	786	698	7,869
Provision for retirement benefits	4,506	4,443	45,067
Total noncurrent liabilities	5,293	5,142	52,937
Total liabilities	572,516	473,578	5,725,166
Net assets			
Shareholders' equity			
Capital stock	10,065	10,065	100,654
Capital surplus	11,640	11,586	116,407
Retained earnings	1,380,430	1,220,293	13,804,304
Treasury stock	(156,184)	(155,396)	(1,561,847)
Total shareholders' equity	1,245,951	1,086,549	12,459,518
Valuation and translation adjustments			
Valuation difference on available-for-sale securities	5,418	8,898	54,182
Foreign currency translation adjustment	(21,495)	6,432	(214,952)
Total valuation and translation adjustments	(16,077)	15,331	(160,770)
Minority interests	98	138	988
Total net assets	1,229,973	1,102,018	12,299,736
Total liabilities and net assets	¥1,802,490	¥1,575,597	$18,024,903

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income

Years ended March 31,	¥ Japanese Yen in Millions 2008	2007	$ U.S. Dollars in Thousands (Note 1) 2008
Net sales	¥1,672,423	¥966,534	$16,724,230
Cost of sales (Notes 6 A, B)	972,362	568,722	9,723,623
Gross profit	700,060	397,812	7,000,607
Selling, general and administrative expenses			
Advertising expenses	113,977	82,339	1,139,773
Salaries, allowances and bonuses	20,080	16,292	200,807
Provision for bonuses	658	607	6,584
Depreciation	3,405	2,664	34,050
Research and development expenses (Note 6 B)	37,000	37,706	370,000
Provision of allowance for doubtful accounts	769	439	7,690
Other	36,949	31,737	369,497
Total	212,840	171,787	2,128,404
Operating income	487,220	226,024	4,872,202
Non-operating income			
Interest income	44,158	33,987	441,581
Foreign exchange gains	-	25,741	-
Other	4,406	4,101	44,064
Total	48,564	63,830	485,645
Non-operating expenses			
Interest expenses	0	0	8
Sales discounts	1,065	919	10,654
Foreign exchange losses	92,346	-	923,462
Other	1,564	95	15,644
Total	94,977	1,015	949,771
Ordinary income	440,807	288,839	4,408,077
Extraordinary income			
Reversal of allowance for doubtful accounts	174	338	1,744
Gain on sales of noncurrent assets (Note 6 C)	3,722	252	37,222
Gain on sales of investment securities	37	891	374
Total	3,934	1,482	39,341
Extraordinary loss			
Loss on sales and / or disposal of noncurrent assets (Note 6 D)	51	384	511
Loss on valuation of investment securities	10,914	335	109,149
Total	10,966	720	109,661
Income before income taxes	433,775	289,601	4,337,757
Income taxes-current	187,201	126,764	1,872,019
Income taxes for prior periods	-	2,379	-
Income taxes-deferred	(10,669)	(13,796)	(106,694)
Total	176,532	115,348	1,765,325
Minority interests in income	(99)	(37)	(994)
Net income	¥257,342	¥174,290	$2,573,426

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Net Assets

¥

Years ended March 31, 2008 and 2007	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders' equity	Valuation difference on available-for-sale securities	Foreign currency translation adjustment	Minority interests
	Japanese Yen in Millions							
Balance, March 31, 2006	¥10,065	¥11,585	¥1,096,073	¥(155,112)	¥962,611	¥10,717	¥762	¥176
Amount of changes in the fiscal year								
Dividends from surplus*	-	-	(40,932)	-	(40,932)	-	-	-
Dividends from surplus	-	-	(8,953)	-	(8,953)	-	-	-
Directors' bonuses*	-	-	(185)	-	(185)	-	-	-
Net income	-	-	174,290	-	174,290	-	-	-
Purchase of treasury stock	-	-	-	(284)	(284)	-	-	-
Disposal of treasury stock	-	1	-	1	2	-	-	-
Net amount of changes in the fiscal year other than shareholders' equity	-	-	-	-	-	(1,819)	5,670	(37)
Total amount of changes in the fiscal year	-	1	124,219	(283)	123,937	(1,819)	5,670	(37)
Balance, March 31, 2007	10,065	11,586	1,220,293	(155,396)	1,086,549	8,898	6,432	138
Amount of changes in the fiscal year								
Dividends from surplus	-	-	(97,205)	-	(97,205)	-	-	-
Net income	-	-	257,342	-	257,342	-	-	-
Purchase of treasury stock	-	-	-	(802)	(802)	-	-	-
Disposal of treasury stock	-	54	-	13	67	-	-	-
Net amount of changes in the fiscal year other than shareholders' equity	-	-	-	-	-	(3,479)	(27,928)	(40)
Total amount of changes in the fiscal year	-	54	160,137	(788)	159,402	(3,479)	(27,928)	(40)
Balance, March 31, 2008	¥10,065	¥11,640	¥1,380,430	¥(156,184)	¥1,245,951	¥5,418	¥(21,495)	¥98

[Note] *: Allocated at the annual general meeting of shareholders held in June 2006.

$

Years ended March 31, 2008	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders' equity	Valuation difference on available-for-sale securities	Foreign currency translation adjustment	Minority interests
	U.S. Dollars in Thousands (Note 1)							
Balance, March 31, 2007	$100,654	$115,866	$12,202,930	$(1,553,960)	$10,865,490	$88,980	$64,329	$1,388
Amount of changes in the fiscal year								
Dividends from surplus	-	-	(972,052)	-	(972,052)	-	-	-
Net income	-	-	2,573,426	-	2,573,426	-	-	-
Purchase of treasury stock	-	-	-	(8,020)	(8,020)	-	-	-
Disposal of treasury stock	-	541	-	133	674	-	-	-
Net amount of changes in the fiscal year other than shareholders' equity	-	-	-	-	-	(34,797)	(279,282)	(400)
Total amount of changes in the fiscal year	-	541	1,601,373	(7,887)	1,594,027	(34,797)	(279,282)	(400)
Balance, March 31, 2008	$100,654	$116,407	$13,804,304	$(1,561,847)	$12,459,518	$54,182	$(214,952)	$988

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Years ended March 31,	¥ Japanese Yen in Millions 2008	2007	$ U.S. Dollars in Thousands (Note 1) 2008
Cash flows from operating activities			
Income before income taxes	¥433,775	¥289,601	$4,337,757
Depreciation and amortization	7,363	5,968	73,630
Increase in allowance for doubtful accounts	602	313	6,026
Increase in provision for retirement benefits	715	1,089	7,151
Interest and dividends income	(44,585)	(34,510)	(445,852)
Interest expenses	0	0	8
Foreign exchange losses (gains)	66,389	(21,375)	663,894
Gain on sales of investment securities	(37)	(891)	(374)
Loss on valuation of investment securities	10,914	335	109,149
Equity in earnings of affiliates	(1,334)	(798)	(13,343)
Increase in notes and accounts receivable-trade	(70,031)	(42,687)	(700,318)
Increase in inventories	(24,519)	(54,669)	(245,192)
Increase in notes and accounts payable-trade	34,240	168,070	342,404
Increase (decrease) in accrued consumption taxes	(1,219)	3,416	(12,197)
Payments for directors' bonuses	-	(185)	-
Other, net	41,645	24,359	416,455
Total	453,919	338,037	4,539,199
Interest and dividends income received	43,554	32,921	435,544
Interest expenses paid	(0)	(0)	(8)
Income taxes paid	(165,095)	(96,324)	(1,650,953)
Net cash provided by operating activities	332,378	274,634	3,323,783
Cash flows from investing activities			
Payments into time deposits	(162,376)	(776,866)	(1,623,762)
Proceeds from withdrawal of time deposits	164,878	651,372	1,648,784
Purchase of short-term investment securities	(519,740)	(112,957)	(5,197,409)
Proceeds from sales and / or redemption of short-term investment securities	768,407	117,001	7,684,079
Purchase of property, plant and equipment	(7,992)	(6,144)	(79,929)
Proceeds from sales of property, plant and equipment	5,134	372	51,343
Purchase of investment securities	(25,735)	(52,069)	(257,352)
Proceeds from sales and / or redemption of investment securities	11,156	6,173	111,566
Other, net	(525)	(1,485)	(5,252)
Net cash provided by (used in) investing activities	233,206	(174,603)	2,332,068
Cash flows from financing activities			
Purchase of treasury stock	(802)	(282)	(8,020)
Cash dividends paid	(97,110)	(49,857)	(971,102)
Other, net	67	2	674
Net cash used in financing activities	(97,844)	(50,137)	(978,447)
Effect of exchange rate change on cash and cash equivalents	(52,935)	21,704	(529,355)
Net increase in cash and cash equivalents	414,804	71,597	4,148,047
Cash and cash equivalents at beginning of year	688,737	617,139	6,887,373
Cash and cash equivalents at end of year (Note 8)	¥1,103,542	¥688,737	$11,035,420

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Years ended March 31, 2008 and 2007

Note 1. Basis of Presenting Consolidated Financial Statements

The accompanying consolidated financial statements of Nintendo Co., Ltd. (the "Company") and its consolidated subsidiaries are compiled from the consolidated financial statements prepared by the Company as requested by the Financial Instruments and Exchange Act of Japan and are prepared on the basis of accounting principles and practices generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of the International Financial Reporting Standards. The financial statements of the Company and its domestic subsidiaries are prepared on the basis of the accounting and relevant legal requirements in Japan. The financial statements of the overseas consolidated subsidiaries are prepared on the basis of the accounting and relevant legal requirements of their counties of domicile and no adjustment has been made to their financial statements in consolidation to the extent that significant differences do not occur, as allowed under the generally accepted accounting principles and practices in Japan.

As permitted by the Financial Instruments and Exchange Act of Japan, each amount of the accompanying consolidated financial statements is rounded down to the nearest one million yen (In the case of translation into U.S. dollars , it is rounded down to the nearest one thousand dollars). Consequently, the totals shown in the accompanying consolidated financial statements do not necessarily agree with the sums of the individual amounts.

The consolidated financial statements presented herein are stated in Japanese yen, the currency of the country in which the Company is incorporated and operates. The rate of ¥100 to U.S.$1, the approximate current rate of exchange on March 31, 2008, has been applied for the purpose of presentation of the accompanying consolidated financial statements in U.S. dollars. These amounts in U.S. dollars are included solely for convenience and should not be construed as representations that the Japanese yen amounts actually represent, have been or could be converted into U.S. dollars at this or any other rate of exchange.

The accompanying consolidated financial statements are not intended to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

Certain reclassifications and rearrangements have been made to the accompanying 2007 consolidated financial statements to conform to the presentation for 2008.

Note 2. Significant Accounting Policies

A. Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and all of its 23 subsidiaries except for one in 2008 and 21 subsidiaries except for one in 2007. One of the subsidiaries, Fukuei Co., Ltd, is not only unconsolidated, but also not being accounted for under the equity method, as it is a small scale company and its impact is not significant on the total assets, net sales, net income or loss, retained earnings and others in the consolidated financial statements. The equity method of accounting are applied to four affiliates out of five in 2008 and seven affiliates out of eight in 2007. One of the affiliates, Ape inc., is not accounted for under the equity method, as it is immaterial and its impact is not significant on net income or loss, retained earnings and others in the consolidated financial statements. The names of all the subsidiaries and affiliates are shown in "Corporate information" at page 42.

All the consolidated subsidiaries have adopted March 31, the closing date of the accompanying consolidated financial statement, as their fiscal year end except for Nintendo Phuten Co., Ltd., Retro Studios, Inc., iQue Ltd. and iQue (China) Ltd. of December 31 and Monolith Software Inc. of February 29. The amounts of these subsidiaries have been included on the basis of their fiscal periods as the differences in the closing dates are within three months prior to March 31. Besides, the amounts of certain affiliates have been included on the basis of their fiscal periods within three months prior to March 31. Any necessary adjustments were made to financial statements to reflect any significant transactions from their closing dates to March 31, 2008.

All the significant intercompany transactions, accounts and unrealized profits have been eliminated in consolidation.

B. Securities and Derivatives

Securities

Held-to-maturity debt securities are stated using amortized cost method on a straight-line basis.

Other investment securities for which market quotations are available are stated at fair value. Unrealized gains on other investment securities are recorded as "Valuation difference on available-for-sale securities" in "Net assets" at the net-of-tax amount, while unrealized losses on other investment securities are included in "Loss on valuation of investment securities" in "Extraordinary loss". The cost of investment securities sold is determined based on the moving average cost.

Other investment securities for which market quotations are unavailable are stated at cost, determined by the moving average method.

Derivatives

Derivatives are stated at fair value.

C. Inventories

Inventories are stated at the lower of cost, determined by the moving average method, or market.

D. Property, Plant and Equipment

The Company and its consolidated subsidiaries in Japan compute depreciation by the declining balance method over the estimated useful lives except for certain tools, furniture and fixtures depreciated over the economic useful lives. The straight-line method of depreciation is used for buildings, except for structures, acquired on or after April 1, 1998. Overseas consolidated subsidiaries compute depreciation by applying the straight-line method over the period of estimated useful lives. Estimated useful lives of "Buildings and structures", one of the principal assets, are 3 to 60 years.

E. Intangible Assets

Amortization of intangible fixed assets, except for computer software for internal use, is computed by the straight-line method over the estimated useful lives. Amortization of computer software for internal use is computed by the straight-line method over the estimated internal useful lives of mainly five years.

F. Allowance for Doubtful Accounts

The Company and its domestic consolidated subsidiaries provide the allowance for doubtful accounts based on the historical analysis of loss experience and the evaluation of uncollectible amount on individual doubtful accounts. Overseas consolidated subsidiaries provide the allowance for doubtful accounts based on the evaluation of uncollectible amount on individual accounts.

G. Provision for Bonuses

The Company and certain consolidated subsidiaries provide the reserve for the estimated amount of bonuses to be paid to the employees.

H. Provision for Retirement Benefits

The Company and certain consolidated subsidiaries provide the reserve for employees' retirement and severance benefits based on the projected benefit obligation and plan assets at the end of fiscal year.

Actuarial calculation difference is processed collectively, mainly in the accrued year.

In addition, the reserve for employees' retirement and severance benefits are booked as prepaid plan assets in "Other" in "Investments and other assets" as the Company's plan assets exceeded the projected benefit obligation during the current consolidated accounting period.

I. Translation of Foreign Currency Items

All the monetary receivables and payables of the Company and its domestic consolidated subsidiaries denominated in foreign currencies are translated into Japanese yen at the exchange rate in effect at the respective balance sheet dates. The foreign exchange gains and losses from translation are recognized in the accompanying consolidated statements of income.

With respect to financial statements of overseas subsidiaries, the balance sheet accounts are translated into Japanese yen at the exchange rate of the closing date except for shareholders' equity, which are translated at the historical rates. Revenue and expense accounts are translated into Japanese yen at the annual average exchange rate for the fiscal period. The differences resulting from such translations are included in "Foreign currency translation adjustment" or "Minority interests" in "Net assets".

J. Leases

Under the Japanese Accounting Standards, finance leases that do not transfer ownership of the leased assets to the lessee are accounted for as ordinary rental transactions.

K. Accounting for Consumption Taxes

Consumption taxes are recorded as assets or liabilities when they are paid or received.

L. Valuation of Assets and Liabilities of Consolidated Subsidiaries

Assets and liabilities of consolidated subsidiaries are recorded at fair value at the time of acquisition.

M. Cash and Cash Equivalents in Consolidated Statements of Cash Flows

"Cash and cash equivalents" include cash on hand, time deposit which can be withdrawn on demand and certain investments, with little risk of fluctuation in value and maturity date of three months or less, which are promptly convertible to cash.

N. Amortization of Goodwill

Goodwill is fully amortized by the straight-line method over mainly five years or, in case of immaterial amount, in the same fiscal year as incurred.

Note 3. Changes in Accounting Policies

A. Depreciation Procedure for Important Depreciable Assets

Effective as of the consolidated accounting period ended March 31, 2008, the Company and its domestic subsidiaries have changed their depreciation procedure for tangible assets, excluding certain furniture and fixtures, acquired on and after April 1, 2007 based on an amendment in corporation tax law (partial amendment in income tax law No. 6 dated March 30, 2007 and partial amendment in income tax law enforcement order No. 83 dated March 30, 2007). The impact on earnings is minor.

As for tangible assets, excluding certain furniture and fixtures, acquired on and before March 31, 2007, five percent equivalent of acquisition cost are equally depreciated over five years from the year after tangible assets are thoroughly depreciated to the limits of depreciable amount, 95 percent equivalent of acquisition cost, determined by the Japanese tax law. The impact on earnings is minor.

B. Accounting Standard for Directors' Bonuses

Effective as of the consolidated accounting period ended March 31, 2007, the Company has adopted the "Corporate Accounting Standard No. 4 regarding directors' bonuses", issued on November 29, 2005. The impact on earnings is minor.

The expense amount incurred as directors' bonuses is booked in "Other" in "Current liabilities" as a determinable liability.

C. Accounting Standard regarding "Net Assets" in Balance Sheets

Effective as of the consolidated accounting period ended March 31, 2007, the Company has adopted the "Corporate Accounting Standard No. 5 regarding statements of net assets in balance sheets and its application guidelines No. 8", both issued on December 9, 2005.

Corresponding amount of previously stated "Shareholders' equity" in total is ¥1,101,880 million.

Statements of "Net assets" in balance sheets as of the annual fiscal year-end are on the basis of revised consolidated financial statement regulations.

Note 4. Changes in Description

A. Consolidated Balance Sheets

Effective as of the consolidated accounting period ended March 31, 2008, certificate of deposits shall be classified as "Short-term investment securities", which was previously included in "Cash and deposits", based on amendments in "The Practical Standard for the Accounting related to Financial Products (The Japanese Institute of Certified Public Accountants Accounting Practice Committee Report No.14)". Certificate of deposits were ¥254,659 million ($2,546,593 thousand) and ¥337,844 million as of March 31, 2008 and 2007, respectively.

Effective as of the consolidated accounting period ended March 31, 2008, "Software" included in "Software etc." in the 2007 accompanying consolidated balance sheet has been individually described from the perspective of clarity. "Software etc." in the 2007 accompanying consolidated balance sheets included ¥454 million of "Software".

B. Consolidated Statements of Cash Flows

Based on the amendments described at "A. Consolidated Balance Sheets" in "Note 4. Changes in Description", with regard to "Cash Flows from Investing Activities" in the fiscal year ended March 31, 2008, "Payments into time deposits" decreased by ¥271,098 million ($2,710,984 thousand), whereas "Purchase of short-term investment securities" increased by the same amount. In addition, "Proceeds from withdrawal of time deposits" decreased by ¥538,464 million ($5,384,644 thousand), whereas "Proceeds from sales and / or redemption of short-term investment securities" increased by the same amount.

Note 5. Note to Consolidated Balance Sheets

A. Accumulated Depreciation of Property, Plant and Equipment

Accumulated depreciation of property, plant and equipment were ¥46,929 million ($469,290 thousand) and ¥43,265 million as of March 31, 2008 and 2007, respectively.

B. Investments in Unconsolidated Subsidiaries and Affiliates

Investments in unconsolidated subsidiaries and affiliates were ¥6,886 million ($68,862 thousand) and ¥7,095 million as of March 31, 2008 and 2007, respectively.

C. Loans on Repurchase Agreement Secured by Marketable Securities

Loans on repurchase agreement secured by marketable securities with a market value were ¥17,739 million ($177,393 thousand) and ¥21,359 million as of March 31, 2008 and 2007, respectively.

Note 6. Note to Consolidated Statements of Income

A. Valuation Losses on Goods

Losses incurred from the application of the lower of cost or market valuation of inventories and charged to "Cost of sales" were ¥3,053 million ($30,537 thousand) and ¥6,215 million for the years ended March 31, 2008 and 2007, respectively.

B. Research and Development Expenses

Research and development expenses incurred and charged to "Selling, general and administrative expenses" and "Cost of sales" were ¥37,001 million ($370,019 thousand) and ¥37,725 million in total for the years ended March 31, 2008 and 2007, respectively.

C. Gains on Sales of Noncurrent Assets

Gross realized gains were ¥3,715 million ($37,155 thousand) on sales of land and ¥6 million ($67 thousand) on sales of machinery, equipment and vehicles for the year ended March, 31, 2008, and were ¥252 million on sales of land for the year ended March, 31, 2007.

D. Losses on Sales and / or Disposal of Noncurrent Assets

Gross realized losses were ¥35 million ($350 thousand) on disposal of buildings and structures, ¥15 million ($150 thousand) on disposal of tools, furniture and fixtures and ¥1 million ($11 thousand) on disposal of machinery, equipment and vehicles for the year ended March, 31, 2008, and were ¥342 million on disposal of buildings and structures, ¥41 million on disposal of tools, furniture and fixtures and ¥0 million on disposal of machinery, equipment and vehicles for the year ended March, 31, 2007.

Note 7. Note to Consolidated Statements of Changes in Net Assets

Number of outstanding shares

	As of March 31, 2007	Increase in the number of shares	Decrease in the number of shares	As of March 31, 2008
Common stock	141,669,000	-	-	141,669,000

	As of March 31, 2006	Increase in the number of shares	Decrease in the number of shares	As of March 31, 2007
Common stock	141,669,000	-	-	141,669,000

Number of treasury stocks

	As of March 31, 2007	Increase in the number of shares	Decrease in the number of shares	As of March 31, 2008
Common stock	13,765,987	14,544	1,178	13,779,353

	As of March 31, 2006	Increase in the number of shares	Decrease in the number of shares	As of March 31, 2007
Common stock	13,754,896	11,199	108	13,765,987

The reasons for the increase or decrease in the number of shares are as follows:
Increase due to purchase of odd lot shares and decrease due to disposal of odd lot shares by shareholders.

Amount of dividends paid

	Type of share	Amount of dividends (Japanese Yen in Millions)	Dividend per share (Japanese Yen)	Record date	Effective date
Annual general shareholders' meeting held on June 28, 2007	Common stock	¥79,299	¥620	March 31, 2007	June 29, 2007
Board of directors' meeting held on October 25, 2007	Common stock	¥17,905	¥140	September 30, 2007	December 3, 2007

	Type of share	Amount of dividends (Japanese Yen in Millions)	Dividend per share (Japanese Yen)	Record date	Effective date
Annual general shareholders' meeting held on June 29, 2006	Common stock	¥40,932	¥320	March 31, 2006	June 30, 2006
Board of directors' meeting held on October 26, 2006	Common stock	¥8,953	¥70	September 30, 2006	December 1, 2006

	Type of share	Amount of dividends (U.S. Dollars in Thousands)	Dividend per share (U.S. Dollars)	Record date	Effective date
Annual general shareholders' meeting held on June 28, 2007	Common stock	$792,998	$6	March 31, 2007	June 29, 2007
Board of directors' meeting held on October 25, 2007	Common stock	$179,054	$1	September 30, 2007	December 3, 2007

Dividends whose effective date is after the end of current fiscal year and record date is included in the current fiscal year

	Type of share	Amount of dividends (Japanese Yen in Millions)	Source of dividends	Dividend per share (Japanese Yen)	Record date	Effective date
Annual general shareholders' meeting held on June 27, 2008	Common stock	¥143,236	Retained earnings	¥1,120	March 31, 2008	June 30, 2008

	Type of share	Amount of dividends (Japanese Yen in Millions)	Source of dividends	Dividend per share (Japanese Yen)	Record date	Effective date
Annual general shareholders' meeting held on June 28, 2007	Common stock	¥79,299	Retained earnings	¥620	March 31, 2007	June 29, 2007

	Type of share	Amount of dividends (U.S.Dollars in Thousands)	Source of dividends	Dividend per share (U.S. Dollars)	Record date	Effective date
Annual general shareholders' meeting held on June 27, 2008	Common stock	$1,432,364	Retained earnings	$11	March 31, 2008	June 30, 2008

Note 8. Note to Consolidated Statements of Cash Flows

"Cash and cash equivalents at end of year" were reconciled to "Cash and deposits" in the accompanying consolidated balance sheets as of March 31, 2008 and 2007 as follows:

	¥ Japanese Yen in Millions		$ U.S. Dollars in Thousands
As of March 31,	2008	2007	2008
Cash and deposits	¥899,251	¥962,197	$8,992,510
Time deposits with maturities of more than three months	(43,318)	(360,838)	(433,184)
Short-term investments with an original maturity of three months or less	247,609	87,378	2,476,094
Cash and cash equivalents	¥1,103,542	¥688,737	$11,035,420

Note 9. Leases

The Company and certain consolidated subsidiaries lease tools, furniture and fixtures and other noncurrent assets.

Pro forma information of leased assets under finance leases that do not transfer ownership of the leased assets to the lessee as of March 31, 2008 and 2007 were as follows:

	¥ Japanese Yen in Millions		$ U.S. Dollars in Thousands
As of March 31,	2008	2007	2008
Acquisition cost	¥1,042	¥769	$10,425
Accumulated depreciation	475	329	4,758
Net leased assets	¥566	¥439	$5,666

Pro forma amounts of future obligations under finance leases that do not transfer ownership of the leased assets to the lessee as of March 31, 2008 and 2007 were as follows:

	¥ Japanese Yen in Millions		$ U.S. Dollars in Thousands
As of March 31,	2008	2007	2008
Due within one year	¥261	¥195	$2,616
Due after one year	304	243	3,049
Total	¥566	¥439	$5,666

Pro forma amounts of lease payments and depreciation expenses under finance leases that do not transfer ownership of the leased assets to the lessee as of March 31, 2008 and 2007 were as follows:

	¥ Japanese Yen in Millions		$ U.S. Dollars in Thousands
As of March 31,	2008	2007	2008
Total lease payments	¥271	¥236	$2,719
Depreciation expenses	271	236	2,719

The assumed amount of depreciation expenses is calculated by straight-line method applying lease term as useful lives with no residual value.

The Assumed acquisition cost and future obligations include the assumed amount of interest expense as they are immaterial.

The rental commitments under noncancelable operating leases as of March 31, 2008 and 2007 were as follows:

	¥ Japanese Yen in Millions		$ U.S. Dollars in Thousands
As of March 31,	2008	2007	2008
Due within one year	¥915	¥643	$9,151
Due after one year	6,177	3,732	61,770
Total	¥7,092	¥4,376	$70,922

Note 10. Short-term Investment Securities and Investment Securities

Other investment securities with market value included in "Investment securities" as of March 31, 2008 and 2007 were as follows:

	¥ Japanese Yen in Millions			$ U.S. Dollars in Thousands		
As of March, 2008	Acquisition cost	Book value	Difference	Acquisition cost	Book value	Difference
Securities whose book value on the accompanying consolidated balance sheets exceed their acquisition cost						
Equity securities	¥2,398	¥11,517	¥9,119	$23,982	$115,174	$91,192
Debt securities	2,996	2,997	0	29,969	29,974	5
Sub-total	5,395	14,514	9,119	53,951	145,149	91,197
Securities whose book value on the accompanying consolidated balance sheets do not exceed their acquisition cost						
Equity securities	6,705	5,358	(1,346)	67,052	53,583	(13,469)
Debt securities	38,809	33,479	(5,330)	388,096	334,793	(53,302)
Sub-total	45,514	38,837	(6,677)	455,148	388,377	(66,771)
Total	¥50,910	¥53,352	¥2,442	$509,100	$533,526	$24,426

	¥ Japanese Yen in Millions		
As of March, 2007	Acquisition cost	Book value	Difference
Securities whose book value on the accompanying consolidated balance sheets exceed their acquisition cost			
Equity securities	¥8,989	¥22,256	¥13,267
Debt securities	57,614	59,070	1,456
Sub-total	66,604	81,327	14,723
Securities whose book value on the accompanying consolidated balance sheets do not exceed their acquisition cost			
Equity securities	433	265	(167)
Debt securities	27,087	26,839	(247)
Sub-total	27,520	27,105	(415)
Total	¥94,124	¥108,432	¥14,308

Proceeds from sales of other investment securities were ¥58 million ($584 thousand) and ¥1,173 million for the years ended March 31, 2008 and 2007, respectively. Gross realized gains on those sales were ¥37 million ($374 thousand) and ¥891 million, respectively. No gross realized losses on those sales were recorded for the years ended March 31, 2008 and 2007, respectively.

Book value of non-marketable investment securities in "Short-term investment securities" and "Investment securities" as of March 31, 2008 and 2007 were summarized as follows:

As of March 31,	¥ Japanese Yen in Millions 2008	¥ Japanese Yen in Millions 2007	$ U.S. Dollars in Thousands 2008
(1) Held-to-maturity debt securities			
Commercial paper	¥66,589	¥59,980	$665,891
Discount bond, etc.	11,652	-	116,523
(2) Other securities			
Unlisted debt securities	33,316	27,342	333,164
Certificate of deposits	254,659	-	2,546,593
Preferred subscription certificate	-	5,000	-

Redemption schedule for other investment securities with maturity and held-to-maturities debt securities in "Short-term investment securities" and "Investment securities" as of March 31, 2008 and 2007 were as follows:

As of March 31, 2008	¥ Japanese Yen in Millions Due within one year	¥ Japanese Yen in Millions Due after one year through five years	$ U.S. Dollars in Thousands Due within one year	$ U.S. Dollars in Thousands Due after one year through five years
Commercial paper	¥69,586	-	$695,866	-
Certificate of deposits	254,659	-	2,546,593	-
Government bond, etc.	28,824	¥49,624	288,240	$496,240
Total	¥353,070	¥49,624	$3,530,700	$496,240

As of March 31, 2007	¥ Japanese Yen in Millions Due within one year	¥ Japanese Yen in Millions Due after one year through five years
Commercial paper	¥59,980	-
Government bond, etc.	55,990	¥57,261
Total	¥115,971	¥57,261

Note 11. Derivatives

The Company and certain consolidated subsidiaries enter into foreign exchange forward contracts and currency option contracts.

It is the Company's policy to enter into derivative transactions within the limits of foreign currency deposits, and not for speculative purposes.

The Company has foreign exchange forward contracts to reduce risk of exchange rate fluctuations and currency option contracts to reduce risk of exchange rate fluctuations and yield improvement of short-term financial assets.

Foreign exchange forward contracts and currency option contracts bear risks resulting from exchange rate fluctuations. Counterparties to derivative transactions are limited to high confidence level financial institutions. The Company does not anticipate any risk due to default.

Derivative transactions entered into by the Company and certain consolidated subsidiaries are made by the finance department or the department in charge of financial matters. They are to be approved by the president and the director in charge of those transactions of the Company. Subject consolidated subsidiaries are to report transaction status on a regular basis to the director in charge.

Derivative contracts as of March 31, 2008 were as follows:

	¥ Japanese Yen in Millions			$ U.S. Dollars in Thousands		
As of March 31, 2008	Contract amount	Fair value	Unrealized gain (loss)	Contract amount	Fair value	Unrealized gain (loss)
Exchange forward contracts						
Selling British Pound	¥18,345	¥17,890	¥455	$183,455	$178,903	$4,552
Buying Japanese Yen	8,287	8,924	636	82,877	89,244	6,367
Currency options						
Written call options:						
U.S. Dollar	¥154,005			$1,540,050		
(Premium)	1,123	1,275	(152)	11,230	12,752	(1,522)
Euro	216,293			2,162,930		
(Premium)	1,569	1,614	(44)	15,696	16,144	(448)
Purchased put options						
U.S. Dollar	51,335			513,350		
(Premium)	1,123	880	(242)	11,230	8,803	(2,426)
Euro	108,146			1,081,465		
(Premium)	1,569	1,464	(104)	15,696	14,648	(1,047)
Total			¥547			$5,474

(Note) No derivative contracts were due after one year.
The fair value of exchange forward contracts is estimated based on the forward exchange rate as of March 31, 2008. The fair value of currency options is estimated based on price quoted by correspondent financial institutions where we have agreements on derivative transactions.

No derivative contracts were outstanding as of March 31, 2007.

Note 12. Retirement Benefits

The Company has a tax approved pension scheme and lump-sum severance payments plan which is a defined benefit plan. Certain consolidated subsidiaries have defined contribution plans as well as defined benefit plans. The Company and certain consolidated subsidiaries may also pay extra retirement allowance to employees.

Retirement benefit obligations as of March 31, 2008 and 2007 were as follows:

	¥ Japanese Yen in Millions		$ U.S. Dollars in Thousands
As of March 31,	2008	2007	2008
a. Retirement benefit obligation	¥(22,071)	¥(21,382)	$(220,718)
b. Plan assets	16,973	19,154	169,732
c. Unfunded retirement benefit obligation	(5,098)	(2,227)	(50,986)
d. Unrecognized actuarial difference	1,468	1,201	14,680
e. Unrecognized prior service cost	(17)	53	(176)
f. Net pension liability recognized in the consolidated balance sheets	(3,648)	(972)	(36,481)
g. Prepaid pension cost	858	3,471	8,586
h. Provision for retirement benefits	¥(4,506)	¥(4,443)	$(45,067)

(Note) Certain consolidated subsidiaries adopt a concise procedure to estimate retirement benefit obligation.

Retirement benefit costs for the years ended March 31, 2008 and 2007 were as follows:

	¥ Japanese Yen in Millions		$ U.S. Dollars in Thousands
Years ended March 31,	2008	2007	2008
a. Service cost	¥1,485	¥1,422	$14,854
b. Interest cost	680	703	6,800
c. Expected return on plan assets	(499)	(490)	(4,991)
d. Amortization of actuarial difference	2,990	(5)	29,909
e. Amortization of prior service cost	121	77	1,215
f. Retirement benefit cost	4,778	1,707	47,787
g. Other	789	733	7,898
h. Total	¥5,568	¥2,440	$55,686

(Note) "a. Service cost" includes retirement benefit costs of the subsidiaries which adopt a concise procedure to estimate retirement benefit obligation.
"g. Other" is mainly contribution amount with related to defined contribution plans.

Basis of calculation:

Year ended March 31, 2008

a. Method of attributing benefits to years of service:	Straight-line basis
b. Discount rate:	1.5% to 5.75%
c. Expected return rate on plan assets:	1.5% to 7.5%
d. Amortization years of prior service cost:	9 to 10 years
e. Amortization years of actuarial difference:	Mainly fully amortized in the same fiscal year as incurred

Year ended March 31, 2007

a. Method of attributing benefits to years of service:	Straight-line basis
b. Discount rate:	1.5% to 6.0%
c. Expected return rate on plan assets:	1.5% to 7.5%
d. Amortization years of prior service cost:	9 to 10 years
e. Amortization years of actuarial difference:	Mainly fully amortized in the same fiscal year as incurred

Note 13. Income Taxes

Significant components of deferred tax assets and liabilities as of March 31, 2008 and 2007 were summarized as follows:

As of March 31,	¥ Japanese Yen in Millions 2008	2007	$ U.S. Dollars in Thousands 2008
Deferred tax assets:			
Inventory - write-downs and elimination of unrealized profit	¥18,260	¥16,843	$182,600
Research and development costs	15,777	14,281	157,775
Other accounts payable and accrued expenses	16,852	9,451	168,524
Accrued enterprise tax	6,862	6,140	68,622
Loss on valuation of investment securities	5,502	2,102	55,020
Land	2,210	2,571	22,102
Provision for retirement benefits	1,707	1,697	17,072
Accumulated depreciation expenses	1,285	1,812	12,850
Other	10,285	8,375	102,851
Gross deferred tax assets	78,741	63,276	787,419
Valuation allowance	(530)	(611)	(5,303)
Total deferred tax assets	78,211	62,664	782,115
Deferred tax liabilities:			
Undistributed retained earnings of subsidiaries and affiliates	(11,702)	(4,346)	(117,021)
Valuation difference on available-for-sale securities	(3,702)	(6,079)	(37,026)
Other	(1,233)	(2,192)	(12,330)
Total deferred tax liabilities	(16,637)	(12,619)	(166,378)
Net deferred tax assets	¥61,573	¥50,045	$615,736

Reconciliations of the statutory tax rate and the effective tax rate for the years ended March 31, 2008 and 2007 are omitted, since the difference is not more than five one-hundredth of the statutory tax rate.

Note 14. Segment Information

A. Segment Information by Business Categories

The Company and its consolidated subsidiaries operate predominantly in one business category, "the electronic entertainment products", which accounted for over 90% of total net sales, operating income or loss and total assets for the years ended March 31, 2008 and 2007, this information is not required.

B. Segment Information by Seller's Location

Year ended March 31, 2008	Japan	The Americas	Europe	Other	Total	Eliminations or corporate	Consolidated
				¥ Japanese Yen in Millions			
Net sales and operating income							
Net sales							
Sales to third parties	¥337,477	¥659,711	¥620,419	¥54,815	¥1,672,423	-	¥1,672,423
Inter segment sales	1,098,174	2,496	3	293	1,100,968	¥(1,100,968)	-
Total net sales	1,435,652	662,207	620,422	55,109	2,773,391	(1,100,968)	1,672,423
Operating expenses	1,045,111	620,148	567,019	48,844	2,281,124	(1,095,921)	1,185,202
Operating income	¥390,540	¥42,058	¥53,403	¥6,264	¥492,267	¥(5,047)	¥487,220
Total assets	¥1,495,895	¥296,263	¥294,212	¥26,733	¥2,113,104	¥(310,614)	¥1,802,490

Year ended March 31, 2007	Japan	The Americas	Europe	Other	Total	Eliminations or corporate	Consolidated
				¥ Japanese Yen in Millions			
Net sales and operating income							
Net sales							
Sales to third parties	¥331,385	¥352,377	¥266,156	¥16,614	¥966,534	-	¥966,534
Inter segment sales	567,384	2,345	15	121	569,866	¥(569,866)	-
Total net sales	898,770	354,723	266,171	16,735	1,536,401	(569,866)	966,534
Operating expenses	686,529	340,345	249,219	16,833	1,292,928	(552,418)	740,509
Operating income	¥212,240	¥14,378	¥16,952	¥(98)	¥243,472	¥(17,448)	¥226,024
Total assets	¥1,335,389	¥247,508	¥157,054	¥15,247	¥1,755,200	¥(179,603)	¥1,575,597

Year ended March 31, 2008	Japan	The Americas	Europe	Other	Total	Eliminations or corporate	Consolidated
	$ U.S. Dollars in Thousands						
Net sales and operating income							
Net sales							
Sales to third parties	$3,374,773	$6,597,110	$6,204,195	$548,150	$16,724,230	-	$16,724,230
Inter segment sales	10,981,747	24,967	32	2,939	11,009,687	$(11,009,687)	-
Total net sales	14,356,521	6,622,078	6,204,228	551,090	27,733,918	(11,009,687)	16,724,230
Operating expenses	10,451,112	6,201,488	5,670,194	488,447	22,811,243	(10,959,216)	11,852,027
Operating income	$3,905,408	$420,589	$534,033	$62,642	$4,922,674	$(50,471)	$4,872,202
Total assets	$14,958,953	$2,962,633	$2,942,122	$267,337	$21,131,046	$(3,106,143)	$18,024,903

[Note] The following footnotes are applicable for the years ended March 31, 2008 and 2007.
The segmentation of country or region is based on the geographical proximity.
The major countries or regions in "The Americas" are the United States and Canada.
The major countries or regions in "Europe" are Germany, France, the United Kingdom, the Netherlands, Spain and Italy.
The major countries or regions in "Other" are Australia, South Korea and Taiwan.

C. Sales to Overseas Customers

Year ended March 31, 2008	The Americas	Europe	Other	Total
	¥ Japanese Yen in Millions			
Sales to overseas customers	¥661,056	¥620,451	¥66,466	¥1,347,974
Consolidated net sales				1,672,423
Ratio of overseas sales to consolidated net sales	39.5%	37.1%	4.0%	80.6%

Year ended March 31, 2007	The Americas	Europe	Other	Total
	¥ Japanese Yen in Millions			
Sales to overseas customers	¥353,242	¥266,205	¥23,602	¥643,050
Consolidated net sales				966,534
Ratio of overseas sales to consolidated net sales	36.5%	27.5%	2.5%	66.5%

Year ended March 31, 2008	The Americas	Europe	Other	Total
	$ U.S. Dollars in Thousands			
Sales to overseas customers	$6,610,561	$6,204,518	$664,668	$13,479,749
Consolidated net sales				16,724,230
Ratio of overseas sales to consolidated net sales	39.5%	37.1%	4.0%	80.6%

[Note] The following footnotes are applicable for the years ended March 31, 2008 and 2007.
The segmentation of country or region is based on the geographical proximity.
The major countries or regions in "The Americas" are the United States and Canada.
The major countries or regions in "Europe" are Germany, France, the United Kingdom, the Netherlands, Spain and Italy.
The major countries or regions in "Other" are Australia, South Korea and Taiwan.
"Sales to overseas customers" are the total amount of sales of the Company and consolidated subsidiaries to the customers outside Japan.

Note 15. Related Party Transactions

The transactions with a company, "Shigureden", in Kyoto, Japan, which runs a cultural facility related to the "Uta garuta", in which Mr. Hiroshi Yamauchi, one of the Company's principal shareholders, directly owns the whole voting rights were as follows:

	¥ Japanese Yen in Millions		$ U.S. Dollars in Thousands
As of March 31,	2008	2007	2008
Accounts receivable trade	¥0	¥1	$1
Accounts payable	0	5	6

[Note] Consumption taxes are included.

	¥ Japanese Yen in Millions		$ U.S. Dollars in Thousands
Years ended March 31,	2008	2007	2008
Sales of the Company products	¥6	¥14	$65
Fees for trademarks, etc.	2	16	21

[Note] Consumption taxes are included.

Terms of sales are the same as those available generally and upon consideration of the market price. Trademarks and publications of "Shigureden" are used in the Company's software for sale and the fees for the usage are determined by terms generally available.

Note 16. Per Share Information

	¥ Japanese Yen		$ U.S. Dollars
Years ended March 31,	2008	2007	2008
Net assets per share	¥9,616.69	¥8,614.97	$96.16
Net income per share	2,012.13	1,362.61	20.12

Diluted earnings per share are omitted as no residual securities were outstanding as of March 31, 2008 and 2007.

The basis of calculation of net assets per share is as follows:

Years ended March 31,	¥ Japanese Yen in Millions 2008	2007	$ U.S. Dollars in Thousands 2008
Net income	¥257,342	¥174,290	$2,573,426
Amount unrelated to common shareholders	-	-	-
Net income related to common stock	257,342	174,290	2,573,426

Years ended March 31,	Number of shares in Thousands 2008	2007
Average number of shares (common stock)	127,895	127,908

Note 17. Significant Subsequent Events

Not applicable.

Note 18. Supplemental schedule of bonds / Supplemental schedule of borrowings

Not applicable.

Note 19. Others

The Commission of the European Communities announced to impose a fine of EUR149 million on October 30, 2002 referring that Nintendo's past trade practices in Europe until 1998 fell upon "limitation of competition within the EU common market" which is prohibited by Article 81 in the EU treaty.

The Company and its consolidated subsidiary found this fine to be unjustly high and appealed to the Court of First Instance of the European Communities on January 16, 2003. The legal procedure is now under way.

Corporate Information

Board of Directors

President
Satoru Iwata*

Senior Managing Directors
Yoshihiro Mori*
Shinji Hatano*
Genyo Takeda*
Shigeru Miyamoto*
Nobuo Nagai*

Managing Directors
Masaharu Matsumoto
Eiichi Suzuki

Directors
Kazuo Kawahara
Tatsumi Kimishima
Takao Ohta
Kaoru Takemura
Koji Yoshida

Corporate Auditors
Ichiro Nakaji
Minoru Ueda
Yoshiro Kitano
Katsuo Yamada
Naoki Mizutani

*Representative Director

As of June 27, 2008

Principal offices and facilities [Domestic]

Corporate Headquarters
11-1, Kamitoba Hokotate-cho,
Minami-ku,
Kyoto 601-8501,
Japan
Tel : 81-75-662-9600

Plants
Uji Plant
Uji Okubo Plant
Uji Ogura Plant (Nintendo Service Center)

Offices and Distribution Center
Tokyo Branch Office
Osaka Branch Office
Nagoya Office
Okayama Office
Sapporo Office
Tokyo Distribution Center

Principal consolidated subsidiaries [Overseas]

Nintendo of America Inc.
4820 150th Avenue N.E.
Redmond, WA 98052
U.S.A.
Tel : 1-425-882-2040

Nintendo of Canada Ltd.
Suite 150-2925 Virtual Way
Vancouver, B.C. V5M 4X5
Canada
Tel : 1-604-279-1600

Nintendo of Europe GmbH
Nintendo Center
63760 Großostheim,
Germany
Tel : 49-6026-950-0

Nintendo France S.A.R.L.
Le Montaigne 6,
boulevard de l'Oise 95031,
Cergy Cedex
France
Tel : 33-1-34-35-46-00

Nintendo Benelux B.V.
Krijtwal 33, 3432 ZT
Nieuwegein,
The Netherlands
Tel : 31-30-6097100

Nintendo España, S.A.
Azalea, 1-Edificio D
Miniparc 1-El Soto de la Moraleja
28109 Alcobendas
Madrid, Spain
Tel : 34-917-886-400

Nintendo Australia Pty. Ltd.
804 Stud Road Scoresby,
Victoria 3179,
Australia
Tel : 61-3-9730-9900

Nintendo of Korea Co., Ltd.
GS Tower Building 37F, 679,
Yeoksam-dong, Gangnam-gu,
Seoul, 135-985,
South Korea
Tel : 82-2-2192-1700

Branch offices [Overseas]

Nintendo Benelux B.V., Belgium Branch
Frankrijklei 31-33
B-2000 Antwerpen,
Belgium
Tel : 32-3-2247670

Nintendo of Europe GmbH, UK Branch
Quadrant,
55-57 High Street, Windsor,
Berkshire SL4 1LP,
U.K.
Tel : 44-1753-483-700

Nintendo of Europe GmbH, Italy Branch
Via Pelizza da Volpedo no. 51/53
Cinisello Balsamo,
20092 Milano
Italy
Tel : 39-02-61117-100

Other consolidated subsidiaries

Domestic:
ND CUBE Co., Ltd.
Brownie Brown Inc.
MONOLITH SOFTWARE INC.

Overseas:
NES Merchandising, Inc.
NHR Inc.
HFI Inc.
Nintendo Phuten Co., Ltd.
iQue Ltd.
iQue (China) Ltd.
Nintendo Technology Development Inc.
Nintendo Software Technology Corporation
SiRAS.com Inc.
Retro Studios, Inc.
Nintendo (Hong Kong) Limited

Non-consolidated subsidiary with equity method non-applied

Domestic:
Fukuei Co., Ltd.

Affiliated companies with equity method applied

Domestic:
The Pokémon Company
WARPSTAR, Inc.

Overseas:
Silicon Knights Inc.
The Baseball Club of Seattle, L.P.

Affiliated company with equity method non-applied

Domestic:
Ape inc.

Information for Shareholders and Investors

Corporate Headquarters

Nintendo Co., Ltd.
11-1, Kamitoba Hokotate-cho,
Minami-ku,
Kyoto 601-8501,
Japan
Tel : 81-75-662-9600

Nintendo Co., Ltd. Common Stock

Nintendo Co., Ltd.
common stock is listed on the Osaka Securities Exchange, Section 1 and the Tokyo Stock Exchange, Section 1.

Annual Meeting

The Annual General Meeting of Shareholders for the fiscal year ended March 31, 2008 was held on Friday, June 27, 2008 at Nintendo Co., Ltd., Kyoto, Japan.

Independent Auditor

Kyoto Audit Corporation
Kyoto, Japan

Investor Relations

Securities analysts, institutional investors, and other members of the financial community requesting information about Nintendo Co., Ltd. should contact:

Nintendo Co., Ltd.
General Accounting and Control Department
Investor Relations Group
11-1, Kamitoba Hokotate-cho,
Minami-ku,
Kyoto 601-8501,
Japan
Tel : 81-75-662-9614
Fax : 81-75-662-9544
E-mail: IR@nintendo.co.jp

Corporate Communications

Nintendo Co., Ltd.
Corporate Communication Department
11-1, Kamitoba Hokotate-cho,
Minami-ku,
Kyoto 601-8501,
Japan
Tel : 81-75-662-9600

Nintendo of America Inc.
Corporate Communications Department
2000 Bridge Park Way
Ste 200,
Redwood City, CA 94065
Tel : 1-650-226-4040

IR in English
http://www.nintendo.co.jp/ir/en/index.html

Nintendo of America Inc.
http://www.nintendo.com





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